Consent of Independent Registered Public Accounting Firm

The Board of Directors
LNB Bancorp, Inc.:

     We consent to the incorporation by reference in the registration statement No. 33-65034, No. 333-125288, No. 333-115385, No. 333-133621 and No. 333-53210 on Form S-8 and No. 333-43441 and No. 333-58414 on Form S-3 of LNB Bancorp, Inc. of our report dated March 13, 2006, with respect to the consolidated balance sheet of LNB Bancorp, Inc. as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2005, which report appears in the December 31, 2006 annual report on Form 10-K of LNB Bancorp, Inc..

Cleveland, Ohio
March 2, 2007